Exhibit 4.1

Summary in the English language of a syndicated loan facility dated May 9, 2005, and amended as of February 13, 2006 (the “Syndicated Loan Facility”)

Borrowers:	Ducati Motor Holding S.p.A. (“DMH”) and Ducati Corse S.r.l. (“DC”).

Lending Banks:

Unicredit Banca d’Impresa S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Intesa S.p.A., Monte dei Paschi di Siena S.p.A., Cassa di Risparmio in Bologna S.p.A., Fortis Bank S.A. – Succursale in Italia and Banca Popolare di Bergamo S.p.A.

Administrative Agent:	Unicredit Banca d’Impresa S.p.A.

Arranger:	UniCredit Banca Mobiliare S.p.A.

Type of Facility:	A 5-year term loan facility (the “Term Credit Facility”) and a 364-day renewable term revolving credit facility (the “Revolving Credit Facility”)

Purpose:

The Term Credit Facility will be primarily used by DMH to repay the outstanding €54.2 million of DMH’s 6.5% notes due May 31, 2005 and to repay loans taken out to fund the repurchase of some of these 6.5% notes.

The Revolving Credit Facility will be used by DMH to fund working capital requirements and by DC to fund a portion of the price for its purchase from DMH of the ‘Ducati Corse’ brand.

Facility Amount:

The total amount available under the Syndicated Loan Facility is €100,000,000, with €63,636,363.62 available under the Term Credit Facility and €36,363,636.38 available under the Revolving Credit Facility.

The amount available under the Term Credit Facility is available only to DMH and must be drawn down at one time, up to the total available amount of €63,636,363.62.

Up to €16 million is available to DC under the Revolving Credit Facility, with the difference between the amount drawn down by DC and € 36,363,636.38 at any given time, available to DMH.  The first draw down by DC under the Revolving Credit Facilty must be for the whole € 16 million available to it.

Maturity:	The Term Credit Facility matures five years from the date of the contract.

The Revolving Credit Facility matures 364 days from the date of the contract and may be renewed up to four times, for successive 364-day periods at the request of the Borrowers if certain financial targets have been met.

Interest:	The Term Credit Facility initially bears interest at the rate of 150 basis points over the Euribor, subject to a leverage-based margin ratchet described below.

The Revolving Credit Facility initially bears interest at the rate of 120 basis points over the Euribor, subject to a leverage-based margin ratchet described below.

The Borrowers may select one-, three-, or six-month Euribor interest periods.

The interest rate on both the Term Credit Facility and the Revolving Credit Facility may step up to as high as 200 basis points over the Euribor for the Term Credit Facility and 175 points over the Euribor for the Revolving Credit Facility, or step down to as low as 75 basis points over the Euribor for the Term Credit Facility and 50 points over one-, three-, or six-month Euribor, as applicable, for the Revolving Credit Facility depending on the level of DMH’s consolidated leverage ratio.

Security Interests and Guarantees:	DMH:

Amounts borrowed by DMH under the Syndicated Loan Facility are secured by pledges by DMH of:

• all present and future shares of DC owned by DMH;

• all present and future shares of Ducati North America owned by DMH; and

• the “Ducati” trademark.

DMH grants the Lending Banks a floating lien on its equipment and inventory.

DMH also guarantees Lending Banks the prompt fulfillment of DC’s obligations under the Revolving Credit Facility.

DC:

Amounts borrowed by DC under the Revolving Credit Facility are secured by a pledge by DC of the “Ducati Corse” trademark.

Principal Conditions Precedent to the Disbursement under the Term Credit Facility and each Disbursement and Renewal under the Revolving Credit Facility:	•	Execution of guarantee documentation, perfection of security interests and deposit with the Italian Copyright and Trademark Office of pledges on the trademarks “Ducati” and “Ducati Corse”;

	•	All representations and warranties under the loan agreement are true and current as of the date of request for disbursement;

	•	No occurrence of an event of default (as defined below);

	•	Borrowers’ compliance with all Financial Covenants (as defined below);

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No occurrence of a “substantially negative event” (defined to mean an event or circumstance having substantial, prejudicial consequences for the economic or financial situation of a Borrower that would prejudice rights of the Lending Banks under the Syndicated Loan Facility;

	•	No change of control of DMH; and

	•	DMH has paid all costs and fees due under the loan agreement.

Negative Covenants:	•	Neither Borrower may pay dividends or make other distributions that would cause a violation of the Financial Covenants.

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Neither Borrower may sell or transfer all or part of its assets, other than sales and transfers:  (i) that are in the ordinary course of business; (ii) of assets that are obsolete or are no longer necessary for its business; (iii) of a minority interest in another company, the book value of which does not exceed €1 million; or (iv) that are intra-group and do not materially reduce the value of the collateral.

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Neither Borrower may effect a capital reduction, except that each Borrower may reduce its share capital if required by law and DMH may repurchase its own shares provided it does not cause it to be in violation of the Financial Covenants.

•	Neither Borrower may grant loans to third parties in excess of €1 million, except that each Borrower may defer or extend the term for payment due to it from its customers.

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Neither Borrower may enter into any credit securitization or assignment of receivables without recourse, in addition to those in existence at the time of signing, except that each Borrower may (i) when credit securitizations and/or assignments of receivable terminate, enter into new, analogous transactions to replace receivables that come due, and (ii) increase the nominal amount of the receivables assigned but not yet paid.  In either case, these receivables may not, at any time, exceed 20% of DMH’s revenues during the previous 12 months.

Financial Covenants:	DMH will comply with the following financial covenants:

	•	Ratio of Net Debt to EBITDA of not greater than 3.5 from the date of signing until 12/31/2006, 3.0 from 1/1/2007 to 12/31/2007 and 2.5 from 1/1/2008 to 12/31/2008 and 2.0 thereafter.

	•	Ratio of EBITBA to Net Interest Expense of not less than 5.0 from the date of signing until 12/31/2006 and 7.5 thereafter.

DMH will not make capital expenditures of more € 40 million in 2006 and 2007 and € 36 million in 2008, 2009 and 2010.

Neither Borrower may incur indebtedness, other than lines of credit providing for advances on invoices to customers, financial debt incurred in the ordinary course of business (including capital leases), financial debt that is subordinated or pari passu to the debt under the Syndicated Loan Facility, government-subsidized loans or intra-group debt.

General/Other Covenants:	•	Unless otherwise permitted, neither Borrower may assume financial obligations unless the obligations are subordinate to its obligations under the Syndicated Loan Agreement.

	•	Neither Borrower may enter into derivative financial instruments or currency swaps other than those used in the ordinary course of business to cover exchange rate and interest rate risks.

	•	Each Borrower must enter into hedging contracts to cover the interest rate risk associated with the entire amount of the Term Credit Facility by June 30, 2005.

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Neither Borrower may acquire businesses, subsidiaries of businesses or shares (with certain exceptions), nor may either be subject to mergers, acquisitions, demergers or spin-offs of businesses or subsidiaries.

	•	Each Borrower will use the proceeds from the Syndicated Loan Facility exclusively for the stated purposes.

	•	Neither Borrower will amend its by-laws in a manner that would prejudice its ability to fulfill its obligations under the Syndicated Loan Facility.

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Neither Borrower may grant liens to third parties ranking prior to the liens securing the Syndicated Loan Facility to third parties, with the exception of liens granted in the ordinary course of business.

	•	Other provisions and covenants customary for a facility of this nature.

Optional Prepayment:

Either Borrower may prepay without penalty all or part of the amount outstanding under the Syndicated Loan Facility, in minimum amounts of €2 million and in multiples of €1 million, provided that the date of prepayment coincides with the end of an interest period and notice is given to the Lead Bank.

Mandatory Prepayment:

DMH must prepay amounts outstanding under the Term Credit Facilty equal to: (1) the net proceeds of any debt instruments issued or guaranteed by DMH, and (2) 25% of the net cash received from any increase in DMH’s share capital (excluding cash received from share capital increases in connection with stock option plans), in either case if at any time the ratio of its Net Financial Position to EBITDA is greater than or equal to 2, or would be as a result of the contemplated transaction.

Principal Events of Default:	Lenders will be immediately entitled to accelerate the loan in the event of the following events of default:

	•	Insolvency or bankruptcy of either Borrower; and

	•	Delisting of DMH’s shares from the Mercato Telematico Azionario.

Lenders will be entitled to accelerate the loans if the following defaults are not cured within 15 business days of Lenders’ notice:

	•	Failure to pay principal, interest, fees or any other amounts due under the Syndicated Loan Facility within 5 business days after such payment has become due;

	•	Use of proceeds for purposes other than for purposes stated in the Syndicated Loan Facility:

	•	Representations and warranties incorrect: and

	•	Failure to comply with certain covenants, including Financial Covenants and certain Negative Covenants.

Lenders will be entitled to accelerate the loans if the following defaults are not cured within 10 business days of Lenders’ notice:

	•	Cessation of current business activity or change from current business to substantially different business;

	•	Ius superveniens or the occurrence of any other superceding event outside of the Borrowers’ control;

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The occurrence of events or circumstances having an material adverse effect on the business, financial condition and results of operations of a Borrower that would prejudice the ability of the Borrowers to perform their obligations under the Syndicated Loan Facility (each such effect, a “Material Adverse Effect”);

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The credit agreement, the security interests or the guarantees, or any of the rights connected with any of them, are not or cease to be valid and binding on or enforceable against the relevant Borrower, so as to materially prejudice the Lending Banks’ rights;

	•	DMH’s external auditor expresses reservations in its audit opinion relating to DMH’s financial statements that, in the opinion of the Lending Banks, could have a Material Adverse Effect;

	•	A failure to pay principal or interest due under any contract for indebtedness with a bank or other financial institution within 10 business days after payment has become due; and

	•	A change of control.

Governing Law:	The laws of Italy.

Choice of Forum:	The Autorità Giudiziaria Ordinaria of Bologna, Italy, shall be the exclusive forum for any disputes.

Defined Terms:

EBITDA: the consolidated earnings of DMH, calculated in accordance with GAAP, excluding: (a) interest income and expenses; (b) profits or losses as a result of changes in exchange rates; (c) taxes; (d) amortization and all other non-cash charges relating to tangible or intangible assets; (e) profits or losses attributable to minority interestholders in the DMH group; (f) mark-ups or markdowns of equity interests; and (g) any extraordinary profit or loss, including adjustments of duties and taxes for prior fiscal years, and costs relating to restructuring or reduction of personnel.

Net Interest Expense:  The amount of interest (including interest under financial leasing contracts) paid by companies in the DMH group (“Ducati Group Companies”) to financial counterparties in connection with the Financial Debt of the Ducati Group Companies, minus interest and other financial proceeds received by Ducati Group Companies, and excluding bank fees, other fees paid to financial institutions, cash discounts and exchange rate differences.

Net Debt:  The full amount of the Financial Debt minus (i) bank account balances payable upon request; (ii) shares of DMH not exceeding 5% of DMH’s share capital; (iii) certificates of deposit; (iv) bonds issued or guaranteed by European Union Member States, the United States or their subdivisions or agencies; (v) interests in money market funds that have a rating of at least A-1 from Standard & Poor’s Rating Services or Fitch Rating Ltd and at least P-1 from Moody’s Investor Services Limited and invest substantially all their funds in the assets described above; and (vi) the asset back securities relating to the existing securitization program and the credit link note relating to the outstanding notes of DMH.

Financial Debt:  Any debt (other than unpaid interest, commissions and other fees related to it) in respect of: (i) loans from banks or other financial institutions, (ii) issuance of bonds or similar debt instruments, (iii) debt under securitization transactions, and (iv) financial leases; excluding (a) any guarantee, bond, stand-by letter of credit or similar instrument entered into in the course of commercial activities; (b) net unrealized profits/losses due to exchange rate variations; (c) amortization or capitalization of interest expenses (if any); and (d) any interest or similar expense included in prepaid expenses or deferred income related to the items listed in (i) through (iv) above.